UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

A.C. Moore Arts & Crafts, Inc.

(Name of Subject Company)

A.C. Moore Arts & Crafts, Inc.

(Name of Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

00086T103

(CUSIP Number of Class of Securities)

Amy Rhoades

Senior Vice President and General Counsel

A.C. Moore Arts & Crafts, Inc.

130 A.C. Moore Drive

Berlin, NJ 08009

(856) 768-4930

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan H. Lieblich, Esq.

Keith E. Gottfried, Esq.

Yelena M. Barychev, Esq.

Blank Rome LLP

One Logan Square

Philadelphia, PA 19103

(215) 569-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on October 18, 2011, as amended by Amendment No. 1 filed with the SEC on October 26, 2011, Amendment No. 2 filed with the SEC on October 31, 2011, Amendment No. 3 filed with the SEC on November 2, 2011 and Amendment No. 4 filed with the SEC on November 4, 2011 (as amended or supplemented from time to time, the “Schedule 14D-9”), by A.C. Moore Arts & Crafts, Inc. (“A.C. Moore”). The Schedule 14D-9 relates to the cash tender offer by Sbar’s Acquisition Corporation, a Pennsylvania corporation (“Merger Sub”) and a wholly-owned subsidiary of Nicole Crafts LLC, a Delaware limited liability company (“Parent”), disclosed in the Tender Offer Statement on Schedule TO filed by Merger Sub and Parent with the SEC on October 18, 2011, as amended by Amendment No. 1 filed with the SEC on October 26, 2011, Amendment No. 2 filed with the SEC on November 1, 2011, Amendment No. 3 filed with the SEC on November 2, 2011, Amendment No. 4 filed with the SEC on November 4, 2011 and Amendment No. 5 filed with the SEC on November 9, 2011 (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), pursuant to which Merger Sub is offering to purchase all of the issued and outstanding shares of common stock, no par value, of A.C. Moore at a price per share of $1.60, net to the holder thereof in cash, without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively. As disclosed in the Schedule TO, Parent and Merger Sub are affiliated with Sbar’s, Inc., a New Jersey corporation and vendor of A.C. Moore.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 5 by reference, except that such information is hereby amended to the extent specifically provided herein. Capitalized terms used, but not otherwise defined, in this Amendment No. 5 shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 5 is being filed to reflect certain updates as reflected below.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8, “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as a new Section after the Section entitled “Litigation”:

“Conditions to Wells Fargo Commitment Letter

As of November 8, 2011, the conditions set forth in the Wells Fargo Commitment Letter have been satisfied, including the execution of a definitive credit agreement on terms consistent with the Wells Fargo Commitment Letter, except for those customary conditions that by their nature can only be satisfied simultaneously with the Closing. In addition to entering into such credit agreement, Merger Sub previously deposited $20 million in escrow pursuant to the Deposit Escrow Agreement to secure Parent’s and Merger Sub’s obligations under the Merger Agreement. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Sbar’s, Parent and Merger Sub—Deposit Escrow Agreement” for a description of the Deposit Escrow Agreement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Joseph A. Jeffries
Name:	Joseph A. Jeffries
Title:	Chief Executive Officer

Date: November 8, 2011

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